Exhibit 4.05

DESCRIPTION OF THE REGISTRANT’S SECURITIES
The following is a description of the common stock, $0.001 par value (the “Common Stock”), of TiVo Corporation (the “Company”), and the Series A Junior Participating Preferred Stock Purchase Rights, $0.001 par value (the “Rights”) which are the securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
General
The Company is authorized to issue up to 250,000,000 shares of Common Stock. The following description summarizes selected information regarding the Common Stock, the Rights, as well as relevant provisions of (i) the Company’s Restated Certificate of Incorporation, as currently in effect (the “Certificate of Incorporation”), (ii) the Company’s Amended and Restated Bylaws, as currently in effect (the “Bylaws”), and (iii) the Delaware General Corporation Law (the “DGCL”). The following summary description of the Common Stock and the Rights of the Company is qualified in its entirety by reference to the provisions of the Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Company’s periodic reports under the Exchange Act, and the applicable provisions of the DGCL.
Common Stock
Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of the Company’s Common Stock are entitled to receive dividends out of funds legally available if the board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that the board of directors may determine.
Voting Rights. The holders of the Company’s Common Stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. The Certificate of Incorporation and Bylaws do not provide for a classified board of directors and, as a result, each director serves for a one-year term, and until his or her successor is elected, except in the case of death, resignation or removal of the director.
No Preemptive or Similar Rights. The Company’s Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions. Upon the Company’s dissolution, liquidation or winding-up, the assets legally available for distribution to the stockholders are distributable ratably among the holders of the Common Stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Rights
Blank Check Preferred Stock. Under the Certificate of Incorporation, without further stockholder action, the board of directors is authorized to provide for the issuance of preferred stock in one or more series, to fix the number of shares of any such series, and to fix the designation of any such series as well as the powers, preferences, and rights and the qualifications, limitations, or restrictions of the preferred stock and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The Company is authorized to issue up to 5,000,000 shares of preferred stock.
Section 382 Shareholder Rights Plan. The board of directors adopted a Section 382 rights plan, pursuant to the Section 382 Rights Agreement (the “Section 382 Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. The board of directors adopted the Section 382 rights plan in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (“NOLs”).  If the Company experiences an “ownership change,” as defined in the Code, the Company’s ability to fully utilize the NOLs on an annual basis will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those benefits. The Section 382 rights plan is intended to act as a deterrent to any person (an “Acquiring Person”) acquiring (together with all affiliates and associates of such person) beneficial ownership of 4.95% or more of the Company’s outstanding Common Stock within the meaning of Section 382 of the Code, without the approval of the board of directors.

Series A Junior Preferred Participating Stock. The Company’s board of directors have created and authorized 150,000 shares of Series A Junior Participating Preferred Stock, par value $0.001 per share. The board of directors authorized the issuance of one right (a “Right”) for each outstanding share of the Company’s Common Stock to the stockholders of record as of December 18, 2019 (the “Rights Dividend Declaration Date”). Subject to the terms, provisions and conditions of the Section 382 Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock for a purchase price of $35 per Right (the “Purchase Price”). If issued, each fractional share of Series A Junior Participating Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of the Company’s Common Stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including any dividend, voting or liquidation rights. Shares of the Series A Junior Participating Preferred Stock are not redeemable.
Initial Exercisability. The Rights are not exercisable until the earlier of (i) ten days after a public announcement that a person has become an Acquiring Person and (ii) ten business days (or such later date as may be determined by the board of directors) after the commencement of a tender or exchange offer by or on behalf of a person that, if completed, would result in such person becoming an Acquiring Person. The date that the Rights become exercisable under the Section 382 Rights Agreement is referred to as the “Distribution Date.” Until the Distribution Date, the Company’s Common Stock certificates will evidence the Rights. Any transfer of the Company’s Common Stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, separate Rights certificates will be issued, and the Rights may be transferred apart from the transfer of the underlying shares of the Company’s Common Stock, unless and until the board of directors has determined to effect an exchange pursuant to the Section 382 Rights Agreement (as described below).
“Flip-In” Event. In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will from and after the Distribution Date, have the right to receive, upon exercise of a Right and payment of the Purchase Price, a number of shares of the Company’s Common Stock having a market value of two times the Purchase Price. However, Rights are not exercisable following the occurrence of a person becoming an Acquiring Person until such time as the Rights are no longer redeemable by the Company (as described below).

Exempted Persons and Exempted Transactions. The board of directors recognizes that there may be instances when an acquisition of shares of the Company’s Common Stock that would cause a stockholder to become an Acquiring Person may not jeopardize or endanger in any material respect the availability of the NOLs to the Company. Accordingly, the Section 382 Rights Agreement grants discretion to the board of directors to designate a person as an “Exempted Person” or to designate a transaction involving shares of the Company’s Common Stock as an “Exempted Transaction.” An “Exempted Person” cannot become an Acquiring Person and an “Exempted Transaction” cannot result in a person becoming an Acquiring Person. The board of directors can revoke an “Exempted Person” designation if it subsequently makes a contrary determination regarding whether a person jeopardizes or endangers in any material respect the availability of the NOLs to the Company.
Redemption. At any time until ten calendar days following the first date of public announcement that a person has become an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the Right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.
Exchange. At any time after a person becomes an Acquiring Person and prior to the acquisition by the Acquiring Person of 50% or more of the Company’s outstanding Common Stock, the board of directors may exchange the Rights (other than Rights that have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Series A Junior Participating Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment). Immediately upon an exchange of any Rights, the right to exercise such Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of Common Stock (or a fractional share of Series A Junior Participating Preferred Stock or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) equal to the number of such Rights held by such holder multiplied by the exchange ratio.
Expiration. The Rights issued under the Section 382 rights plan will expire on the earliest of (i) 5:00 p.m., New York City time, on December 18, 2022, (ii) the redemption or exchange of the Rights (as defined below), (iii) the termination of the merger agreement prior to the consummation of the mergers, (iv) the consummation of the mergers, (v) the time at which the board of directors determines that the Section 382 Rights Agreement is no longer necessary or desirable for the preservation of tax benefits and (vi) the close of business on the first day of a taxable year to which the board of directors determines that no tax benefits may be carried forward.

Anti-Dilution Provisions. The board of directors may adjust the Purchase Price of the Series A Junior Participating Preferred Stock, the number of shares of Series A Junior Participating Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a share dividend, a share split or a reclassification of the Series A Junior Participating Preferred Stock or of the Company’s Common Stock. With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Amendments. Prior to the Distribution Date, the board of directors may supplement or amend any provision of the Section 382 Rights Agreement in any respect without the approval of the holders of the Rights. From and after the Distribution Date, no amendment can adversely affect the interests of the holders of the Rights.
Anti-takeover Effects of Provisions of the Certificate of Incorporation and Bylaws and Delaware Law
Certificate of Incorporation and Bylaws Provisions. The Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company’s management team, including the following:

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Board of Directors Vacancies. The Bylaws authorize the board of directors to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting the board of directors is set only by resolution adopted by a majority vote of the entire board of directors. These provisions prevent a stockholder from increasing the size of the board of directors and gaining control of the board of directors by filling the resulting vacancies with its own nominees.

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Stockholder Action; Special Meeting of Stockholders. The Certificate of Incorporation provides that stockholders are not able to take action by written consent, and are only be able to take action at annual or special meetings of the stockholders. Stockholders are not be permitted to cumulate their votes for the election of directors. The Certificate of Incorporation further provides that special meetings of the stockholders may be called at any time by the board of directors, or by the chairperson of the board, or in the absence of the chairperson of the board, the vice chairperson of the board, or by the president, or by holders of not less than 20% of all shares entitled to cast votes at the meeting.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude the Company’s stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the meetings of stockholders.

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Issuance of Undesignated Preferred Stock; Creation of Series A Junior Participating Preferred Stock. The board of directors have the authority, without further action by the holders of Common Stock, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enable the board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise. The creation and authorization of 150,000 shares of Series A Junior Participating Preferred Stock and authorization of the Rights (described above under the section entitled “Rights - Section 382 Shareholder Rights Plan”) could act as a deterrent to any person acquiring (together with all affiliates and associates of such person) beneficial ownership of 4.95% or more of the Company’s outstanding Common Stock within the meaning of Section 382 of the Code, without the approval of the board of directors.

Delaware Law. The Company is governed by the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. The Company has not opted out of these provisions. As a result, mergers, or other takeover or change in control attempts of the Company may be discouraged or prevented.